UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________
Commission File Number: 1-11373

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Cardinal Health 401(k) Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Cardinal Health, Inc.
7000 Cardinal Place
Dublin, Ohio 43017

Cardinal Health 401(k) Savings Plan
Financial Statements and Supplemental Information
Years Ended December 31, 2018 and 2017

	Report of Independent Registered Public Accounting Firm	1

	Financial Statements:
	Statements of Net Assets Available for Benefits	2
	Statements of Changes in Net Assets Available for Benefits	3
	Notes to Financial Statements	4

	Supplemental Schedule*:
	Schedule H, Line 4i on Form 5500: Schedule of Assets (Held at End of Year)	11

	Signature	12

	Exhibit:
	Consent of Independent Registered Public Accounting Firm	Exhibit 23.01

*
All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of Cardinal Health 401(k) Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Cardinal Health 401(k) Savings Plan (the Plan) as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2018 and 2017, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
We have served as the Plan's auditor since 2002.
Grandview Heights, Ohio
June 20, 2019

Cardinal Health 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2018 and 2017

	2018	2017
Assets
Plan’s interest in Stable Value Master Trust	$332,835,365	$313,516,326
Investments at fair value	2,593,312,059	2,792,363,640
Accrued income	1,550,539	1,456,805
Cash	7,713,016	—

Receivables:
Notes receivable from participants	76,220,838	73,646,241
Company contributions	5,116,090	5,891,360
Participant contributions	—	4,095,313
Pending trades	4,200,165	578,990
Total receivables	85,537,093	84,211,904

Total assets	3,020,948,072	3,191,548,675

Liabilities
Cash overdraft	—	66,309
Accrued fees	359,719	407,385
Pending trades payable	11,897,191	531,422
Total liabilities	12,256,910	1,005,116

Net assets available for benefits	$3,008,691,162	$3,190,543,559
The accompanying notes are an integral part of these financial statements.

Cardinal Health 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2018 and 2017

	2018	2017
Additions to net assets attributed to:
Investment (loss) income:
Plan's interest in Stable Value Master Trust's net investment income	$7,584,818	$6,609,289
Net (depreciation) appreciation in the fair value of investments	(249,747,964)	377,514,909
Interest and dividends	31,996,413	28,665,778
Total investment (loss) income	(210,166,733)	412,789,976

Interest income on notes receivable from participants	3,722,929	3,130,411

Contributions:
Company	143,121,668	61,215,483
Participant	141,726,683	124,444,131
Rollovers	24,427,331	39,692,927
Total contributions	309,275,682	225,352,541
Total additions, net	102,831,878	641,272,928

Deductions from net assets attributed to:
Benefits paid to participants	282,320,456	213,258,678
Administrative expenses	2,363,819	2,737,180
Total deductions	284,684,275	215,995,858

Net (decrease) increase	(181,852,397)	425,277,070

Net assets available for benefits:
Beginning of year	3,190,543,559	2,765,266,489
End of year	$3,008,691,162	$3,190,543,559
The accompanying notes are an integral part of these financial statements.

Cardinal Health 401(k) Savings Plan
Notes to Financial Statements
December 31, 2018 and 2017
1. Description of Plan
General
The Cardinal Health 401(k) Savings Plan (the “Plan”) is a defined contribution plan, covering substantially all U.S. employees of Cardinal Health, Inc. (the “Company”) and certain of its subsidiaries. Employees who are covered by a collective bargaining agreement are not eligible to participate, unless the agreement provides for participation, and employees who are covered by the Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico are not eligible to participate. Eligible employees participate upon their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The Cardinal Health Stable Value Fund (the “Stable Value Master Trust”) was established for the Plan and certain other plans of the Company. See Note 3 for more information regarding the Stable Value Master Trust.
Effective January 1, 2016, the Plan was amended and restated in compliance with the Internal Revenue Code of 1986, as amended (the “Code”).
The description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
Administration
The Company’s Financial Benefit Plans Committee (the “Committee”) is the Plan administrator and is responsible for the general operation and administration of the Plan. Prior to January 1, 2018, the Committee was responsible for the general operation and administration of the Plan pursuant to authority delegated to it by the Company as the Plan administrator.
Wells Fargo Bank, N.A. (“Wells Fargo”) serves as the Plan trustee, record keeper, and asset custodian.
Contributions
Contributions that may be made to the Plan include participant elective contributions, rollover contributions, Company matching, discretionary employer, and discretionary special contributions.
Participants may elect to contribute up to 50% of their eligible compensation (subject to certain limitations), as defined by the Plan. Participants who have or will attain at least age 50 by the end of the Plan year may elect to contribute up to an additional $6,000 in 2018 and 2017 as a catch-up contribution. Participants may also roll over amounts representing distributions from other qualified plans. Participant contributions may be contributed on a pre-tax basis or as “Roth” contributions or as a combination of the two, subject to applicable limitations. Rollover contributions may also include Roth rollovers.
Matching contributions sufficient to meet the safe harbor requirements under the Code were made to each eligible participant. Effective January 1, 2018, the Company match is 200% of each participant’s compensation deferral contributions that do not exceed 1% of the participant’s compensation, 100% of each participant’s compensation deferral contributions that exceed 1% of the participant’s compensation but that do not exceed 2% of the participant’s compensation, and 50% of each participant’s compensation deferral contributions that exceed 2% of the participant’s compensation but that do not exceed 5% of the participant’s compensation. Prior to January 1, 2018, the Company matched 100% of the first 3% of participant elective contributions, and 50% of the next 2% of elective contributions. Matching contributions are allocated on an aggregate basis to both pre-tax and Roth elective contributions, subject to the matching limitations in the preceding sentences.
Discretionary employer contributions are allocated to participants based generally on their proportionate share of total eligible compensation and eligible compensation above the Social Security taxable wage base amount for the year of allocation.
The Plan’s discretionary employer contribution is known as the Company Performance Contribution (“CPC”), and is contingent based on profitability or other relevant factors related to the performance of the Company. To be eligible for the CPC, participants generally must be employed on the last day of the Company’s fiscal year, June 30. The CPC is calculated on eligible compensation earned during the Company’s fiscal year and contributed in a lump sum to participant accounts. The CPC is recognized by the Plan in the year the contribution is made to the Plan. For the Company’s fiscal years ended June 30, 2018 and 2017, the CPC was $63,516,165 and $0, respectively, and the 2018 CPC was deposited into participant accounts in August 2018.
The Plan's discretionary special contributions, if any, are allocated to the participants in the eligible group ratably based on their proportionate share of the total eligible compensation in that group. No discretionary special contributions were made to the Plan for the years ended December 31, 2018 and 2017.

Notes to Financial Statements

1. Description of Plan (continued)
Participants direct the investment of their contributions into various investment options offered by the Plan. The Company’s matching, discretionary employer and discretionary special contributions, if any, are also invested as directed by participants.
Participant Accounts
Each participant’s account is credited with the participant’s elective contributions, any rollover contributions made by the participant, and allocations of the Company’s contributions and Plan earnings. A participant is entitled to the benefit provided from the participant’s vested account balance.
Vesting
Participants are 100% vested immediately in their elective deferral, rollover, and Company matching contributions, plus actual earnings thereon. A participant is 100% vested in the Company’s discretionary employer and discretionary special contributions after three years of vesting service, or if the participant dies, becomes totally disabled, or reaches retirement age, as defined by the Plan document, while employed by the Company. The Plan provides for the partial vesting of the Company contributions to non-highly compensated participants with more than one year, but less than three years, of vesting service, who were terminated as part of a designated reduction in workforce, as defined in the Plan document.
Forfeitures
Non-vested account balances are generally forfeited either upon full distribution of vested balances or completion of five consecutive one-year breaks in service, as defined by the Plan document. Forfeitures are first used to reduce Company contributions to the Plan and then to pay reasonable expenses of the Plan, pursuant to guidelines determined by the Committee.
Forfeitures used to reduce Company contributions and pay reasonable expenses of the Plan were $1,320,076 and $1,460,079 during 2018 and 2017, respectively. At December 31, 2018 and 2017, forfeited non-vested accounts were $59,564 and $78,061, respectively.
Administrative Expenses
Administrative expenses are paid by the Company or from the assets of the Plan. General expenses paid from the Plan’s assets are allocated among participant accounts to the extent not paid from forfeitures, except for fees for loans, withdrawals, and Qualified Domestic Relations Orders, which are paid from the account of the participant incurring the expense.
For the years ended December 31, 2018 and 2017, revenue sharing and sub-transfer agent fee income received by the Plan was credited to the accounts of participants who held revenue sharing and sub-transfer income investments. Participants earned $368,779 and $348,016 in revenue sharing and sub-transfer agent fee income for the years ended December 31, 2018 and 2017, respectively.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, less the highest outstanding loan balance during the prior 12 months or 50% of their vested account balance. Loan terms primarily range from 1 to 5 years or up to 15 years for the purchase of a primary residence. Participant loans are secured by 50% of the vested balance in the participant’s account as of the date of the loan and bear interest at a reasonable rate, as established by the Committee, currently Prime plus 1%, which is set for the life of the loan. Interest rates for new loans are subject to change on a monthly basis. Loan repayments, including interest and applicable loan fees, are generally repaid through payroll deductions.
Payment of Benefits
Upon termination of employment, death, retirement or total disability, distributions are generally made in the form of a lump-sum payment or installments. In addition, the Plan includes a provision for participants to make withdrawals from their rollover contributions account at any time, elective contributions account under certain hardship circumstances, or their account after attaining age 59 1/2, as defined in the Plan document. Required qualified joint and survivor annuity payment options are preserved for the portion of participant accounts transferred to the Plan from a money purchase pension plan, if any.

Notes to Financial Statements

2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.
Recently Issued Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (”ASU”) 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements on fair value measurements. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for any removed or modified disclosures. Management is currently assessing the timing and impact of adopting the updated provisions.
In July 2018, the FASB issued ASU 2018-09, Codification Improvements, which, among other things, amends an illustrative example of a fair value hierarchy disclosure to indicate that a certain type of investment should not always be considered to be eligible to use the net asset value per share practical expedient. Also, it further clarifies that an entity should evaluate whether a readily determinable fair value exists or whether its investments qualify for the net asset value per share practical expedient in accordance with Accounting Standards Codification ("ASC") 820, Fair Value Measurement. Adoption of the amended guidance, which is to be applied prospectively, affects the fair value disclosures, but does not change the fair value measurement of the investments. ASU 2018-09 is effective for entities for fiscal years beginning after December 15, 2019 (after December 31, 2018 for issuers). Early application is permitted. Management is currently evaluating the effect that the provision of ASU 2018-09 will have on the Plan's financial statements.
In February 2017, the FASB issued ASU 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting. The ASU requires a plan’s interest in each master trust and any change in that interest to be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. The ASU also removes the requirement to disclose the percentage interest in the master trust for plans with divided interests and requires that all plans disclose the dollar amount of their interest in each of the general types of investments, which supplements the existing requirement to disclose the master trust’s balances in each general type of investments. Finally, the ASU requires all plans to disclose (1) their master trust’s other asset and liability balances and (2) the dollar amount of the plan’s interest in each of those balances. The ASU is effective for fiscal years beginning after December 15, 2018, with retrospective application to all periods presented. Early adoption is permitted. The adoption is not expected to have a material impact to the Plan’s financial statements or financial disclosures.
Investment Valuation and Income Recognition
Certain Plan investments are in the Stable Value Master Trust, while others are held in custody by Wells Fargo. Plan investments, except for fully benefit-responsive investment contracts (see Note 3), are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis using fair market value, except for those investments in investment contracts that are transacted at contract value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis. Net (depreciation) appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance, plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the Plan sponsor deems the participant loan to be a distribution, the participant loan balance is retained as a defaulted loan amount until a distributable event occurs, at which time the loan amount is offset from the value of the account.
Payment of Benefits
Benefit payments are recorded when paid.

Notes to Financial Statements

3. Assets Held in the Stable Value Master Trust
Certain of the Plan’s investments are held in the Stable Value Master Trust, which was established for the investment of assets of the Plan and other Company-sponsored retirement plans. Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Stable Value Master Trust is based on account balances of the participants and their elected investment funds. The Stable Value Master Trust’s assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Stable Value Master Trust. The Plan’s interest in the Stable Value Master Trust’s net investment income (loss) presented in the Statements of Changes in Net Assets Available for Benefits consists of the unrealized and realized gains (losses) and the earnings on those investments.
The Stable Value Master Trust holds synthetic investment contracts which meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts, because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.
The Plan owns the underlying investments of the synthetic investment contracts. A synthetic investment contract includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. Synthetic investment contracts are designed to accrue interest based on crediting rates established by the contract issuers.
The synthetic investment contracts held by the Plan include wrapper contracts which provide a guarantee that the credit rate will not fall below 0%. Cash flow volatility (e.g., timing of benefit payments), as well as asset underperformance, can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in the contracts that adjust renewal crediting rates to recognize the difference between fair value and the book value of the underlying assets. Crediting rates are reviewed quarterly for resetting.
The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuers’ ability to meet their financial obligations. The issuers’ ability to meet their contractual obligations may be affected by future economic and regulatory developments.
Certain events might limit the ability of the Plan to transact at contract value with the contract issuers. These events may be different under each contract. Examples of such events include the following:

•	Plan disqualification under the Code;

•	Establishment of a defined contribution plan by the Company that competes for participant contributions;

•	Material amendments to the Plan or administration as to investment options, transfer procedures, or withdrawals;

•	Company’s inducement to participants to withdraw or transfer funds from the contract;

•	Termination or partial termination of the Plan;

•	Group termination, layoff, early retirement incentive program, or other downsizing by the Company;

•	Merger or consolidation of the Plan with another plan or spin-off of any portion of the Plan’s assets to another Plan; and

•	Any changes in law, regulation, ruling, or administrative or judicial position that, in the issuer’s reasonable determination, could result in substantial disbursements from the contract.

No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.
In addition, certain events allow the issuers to terminate the contacts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include the following:

•	The investment manager or trustee breaches any of its material obligations under the agreement;

•	Any representation of the investment manager is or becomes untrue in any material respect;

•	The investment manager with respect to the contract is terminated, unless a qualified professional manager is duly appointed and is agreed to by the issuer;

•	The issuer determines that the execution, delivery, or performance of the contract constitutes or will constitute a prohibited transaction;

•	Failure to pay amounts due to the issuer; and

•	Termination of the Plan, or disqualification of the trust.

Notes to Financial Statements

3. Assets Held in the Stable Value Master Trust (continued)
Each investment contract is subject to early termination penalties that may be significant. There are no reserves against contract value for credit risk of the contract issuers or other matters.
The Stable Value Master Trust also holds a stable value common collective trust that is composed primarily of fully benefit-responsive investment contracts and is valued at the net asset value of units of the collective trust. The common collective trust is designed to deliver safety and stability by preserving principal and accumulating earnings. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require a one-year notice in order to ensure that securities liquidations will be carried out in an orderly business manner. The Plan has no contractual obligations to further invest in the fund.
The assets held in the Stable Value Master Trust were as follows:

	December 31
	2018	2017

Fully benefit-responsive synthetic investment contracts - at contract value	$319,549,969	$296,177,160
Common collective trusts - at fair value	16,511,017	21,212,378
Cash and pending activity	350,893	(498,499)
Total net assets in Master Trust	$336,411,879	$316,891,039
Plan's ownership percentage in:
Master Trust	99%	99%
Each investment held of the Master Trust:
Fully benefit-responsive synthetic investment contracts	99%	99%
Common collective trusts	99%	99%
Other	99%	99%

The investment income of the Stable Value Master Trust was as follows for the years ended December 31:

	2018	2017
Dividend and interest income	$7,449,249	$6,421,013
Net appreciation in the fair value of investments	213,633	256,955
Total investment income	$7,662,882	$6,677,968
Plan's investment income percentage	99%	99%

Notes to Financial Statements

4. Fair Value Measurements
ASC 820, Fair Value Measurement, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability; and

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation techniques and inputs used for each general type of assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.
Mutual funds and common shares fair values are determined utilizing quoted market prices reported on the active market on which they are traded.
The common collective trusts (“CCTs”) are valued utilizing the respective net asset values as reported by such trusts, which are reported at fair value. The fair value has been determined by the trustee sponsoring the CCT by dividing the trust’s net assets at fair value by its units outstanding at the valuation dates. There are no restrictions as to the redemption of these investments, nor does the Plan have any contractual obligations to further invest in any of these CCTs.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth by level, within the fair value hierarchy, the fair value of the Plan’s assets held outside of the Stable Value Master Trust as of December 31, 2018 and 2017:

	December 31, 2018
	Level 1	Level 2	Level 3	Total

Mutual funds	$1,099,691,669	$—	$—	$1,099,691,669
Cardinal Health, Inc., common shares	134,972,980	—	—	134,972,980
Total assets in the fair value hierarchy	$1,234,664,649	$—	$—	$1,234,664,649

Common collective trusts measured at net asset value				1,358,647,410
Total assets at fair value				$2,593,312,059

	December 31, 2017
	Level 1	Level 2	Level 3	Total

Mutual funds	$1,155,838,709	$—	$—	$1,155,838,709
Cardinal Health, Inc., common shares	180,638,542	—	—	180,638,542
Total assets in the fair value hierarchy	$1,336,477,251	$—	$—	$1,336,477,251

Common collective trusts measured at net asset value				1,455,886,389
Total assets at fair value				$2,792,363,640

Notes to Financial Statements

5. Income Tax Status
On September 22, 2017, the Plan received a determination letter from the Internal Revenue Service (the “IRS”) based on plan amendments through December 4, 2015, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan was subsequently amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.
GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

7. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8. Related Party and Parties-in-Interest Transactions
Certain Plan investments held by the Plan at December 31, 2018 and 2017, were units of CCTs managed by Wells Fargo. The Stable Value Master Trust is managed by Galliard Capital, a wholly owned subsidiary of Wells Fargo. Wells Fargo serves as the trustee as defined by the Plan and, therefore, transactions involving these investments are considered party-in-interest transactions, but comply with an applicable exemption to the prohibited transaction rules of ERISA.
The Plan held $134,972,980 and $180,638,542 of Cardinal Health, Inc. common shares at December 31, 2018 and 2017, respectively.
9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31
	2018	2017
Net assets available for benefits per the financial statements	$3,008,691,162	$3,190,543,559
Amounts allocated to withdrawing participants	(777,852)	(1,468,715)
Net assets available for benefits per Form 5500	$3,007,913,310	$3,189,074,844
The following is a reconciliation of benefit payments per the financial statements to Form 5500:

2018
Benefits payments per the financial statements	$282,320,456
Amounts allocated to withdrawing participants:
At December 31, 2017	(1,468,715)
At December 31, 2018	777,852
Corrective distributions	(97,834)
Net deemed distributions	(191,601)
Benefits paid to participants per Form 5500	$281,340,158

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to Form 5500:

2018
Net decrease in assets per the financial statements	$(181,852,397)
Change in amounts allocated to withdrawing participants	690,863
Net loss per Form 5500	$(181,161,534)

Cardinal Health 401(k) Savings Plan
Schedule H, Line 4i on Form 5500: Schedule of Assets (Held at End of Year)*
December 31, 2018
EIN: 31-0958666 Plan Number: 055

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, maturity or par value	Current value
	Mutual funds:
	Vanguard Institutional Index	1,514,104 shares	$344,564,584
	Dodge & Cox Stock Fund	1,887,215 shares	326,129,605
	Vanguard Total International Stock Index Fund	1,446,817 shares	146,822,994
	Vanguard Total Stock Market Index Fund	1,050,774 shares	122,383,628
	PIMCO All Asset Fund Institutional	7,274,393 shares	79,654,603
	Vanguard Total Bond Market Index	3,978,180 shares	41,571,978
	Vanguard Extended Market Index Fund	509,503 shares	38,564,277

	Common collective trusts:
	Fidelity Group Trust For Employee Benefit Plans Growth Company Commingled Pool	21,165,744 units	386,063,167
	FIAM Group Trust for Employee Benefit Plans Small Capitalization Core Commingled Pool	2,590,270 units	279,282,868
	PIMCO Collective Investment Trust Total Return	16,531,267 units	220,361,793
	Fidelity Group Trust for Employee Benefit Plans Diversified International Commingled Pool	19,460,669 units	215,235,001
	Blackrock Institutional TR CO NA, Global Allocation Collective Fund	11,824,698 units	133,336,482
	Commingled Pension Trust Fund (Diversified Commercial Property Fund) of JPMorgan Chase Bank	1,539,488 units	54,713,413
	Blackrock Global Invs US Tips Non Lendable Fund	2,108,198 units	27,923,088
	Loomis Sayles High Yield Conservative Trust	1,194,932 units	25,679,097
	Wellington Trust Company Collective Investment Fund II Opportunistic Emerging Markets Debt	1,206,874 units	12,322,183
**	Wells Fargo/Blackrock Short Term Investment Fund	3,730,318 units	3,730,318

	Common shares:
**	Cardinal Health, Inc.	3,026,300 shares	134,972,980

	Loans:
**	Participant loans	Various maturity dates, with interest rates ranging from 4.25% to 10.50%	76,220,838
	Total		$2,669,532,897

*	Other columns required by the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under ERISA have been omitted because they are not applicable.
**	Denotes party-in-interest.

Signature
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Cardinal Health 401(k) Savings Plan

Date:	June 20, 2019	/s/ KENDELL SHERRER
Kendell Sherrer
Financial Benefit Plans Committee Member